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                            Filed by Sun Microsystems, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                          Subject Company: Cobalt Networks, Inc.
                                                    Commission File No.: 0-24360

    SUN/COBALT FINANCIAL ANALYST CALL SCRIPT SEPTEMBER 19, 2000, 9 a.m. PST

MARK Good afternoon!. Thank you for joining the Sun Microsystems financial analyst conference call. I am Mark Paisley, Sun's Director of Investor Relations. With me today is Ed Zander, President and Chief Operating officer of Sun Microsystems, Stephen DeWitt President and CEO of Cobalt Networks, Mike Lehman, Executive Vice President of Corporate Resources and CFO, John McFarlane, Executive Vice President of the Network Service Provider Group, and Johnathan Schwartz, Senior Vice President of Corporate Strategy and Planning. The purpose of today's call is to give you a chance to ask any follow up questions you might have based on the conference call we just completed regarding our acquisition of Cobalt Networks. We are assuming you all were able to listen to that call and will not be repeating the majority of the prepared remarks.

Mike Lehman will open with a few prepared remarks, with the balance of the call devoted to the Q&A session. The call is scheduled to last about 30 - 45 minutes.

During this conference call we will make projections or other forward-looking statements, regarding future results or the future financial performance of the Company. Such statements are just predictions and involve risks and uncertainties such that actual results may differ materially. I'd like to refer you to Sun's periodic reports that are filed from time to time with the Securities and exchange Commission (including the Company's form 10-K for the fiscal year ended June 30, 1999 and Forms 10-Q for the fiscal quarters ended, September 26, 1999, December 26, 1999 and March 26, 2000). These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward-looking statements.

So, with that preamble behind us, I will turn it over to Mike.


MIKE  Thanks, Mark.

For several quarters we have been very clear in stating that we intend to invest aggressively to continue to build market share and the right portfolio of intellectual property, products and services. The acquisition of Cobalt is an outstanding opportunity to do just that.

We are acquiring a leader in a very high growth arena that is a logical extension of our core business.

Let me now tell you a little bit about the agreement, Sun common stock worth an aggregate value of approximately $2.0 billion will be exchanged for all the outstanding shares and options of Cobalt's. This acquisition will be accounted for as a purchase and is expected to be completed during Sun's second quarter of fiscal 2001, which ends December 31, 2000.

In connection with the acquisition, Sun expects a one-time pre-tax charge of approximately $70 million dollars for purchased in-process research and development expenses as required by generally accepted accounting principles in the period the transaction closes. Additionally, Sun will record intangible assets including developed technology and goodwill of approximately $1.8 billion dollars. For financial reporting purposes, these assets will have a life of between two and five years.


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We estimate that the transaction will be accretive to operating EBITDA or earnings before interest, taxes, depreciation and amortization, gains on sale of investments and in process research and development charges for the second half of this fiscal year.

On an earnings per share basis (EPS), because of the amortization charges for intangible assets over very short lives, we currently anticipate that the transaction will be dilutive by approximately $.15-$.20 in the second half of this fiscal year (including IPRD charges) and by approximately $.20 in fiscal 2002.

I would now like to take a few moments to talk to you about operating EBITDA. As all of you know, there are many companies out there with varying financial metrics that attempt to focus on the operating performance of their businesses. We believe that operating EBITDA, as we have defined it, is a useful metric to understand and measure the performance of our business over the long run. Shortly you will see this metric discussed in our fiscal year 2000 annual report. Additionally, we have made available on our investor relations web site 10 years of operating EBITDA information and will discuss this metric with you during our quarterly earnings conference calls. We will of course continue to provide GAAP based net income and EPS information.

With that I'll turn it back over to Mark.


Mark Thanks Mike. Now let's take your questions. Operator, can you please begin the polling?

[remember to say "Next question please"]



                                   CONCLUSION

Mark Thank you for joining us today. As always, Mike Lehman, George Reyes and I will be back in our offices shortly to respond to any further questions. Mike's number is 408-517-5633, George's number is 650-336-0523 and mine is 650-336-2238.

Finally, we are again providing the "PostView" service. If you joined us late, or wish to hear any part of the conference call again, you can call the Postview service any time after 12:30 today, Pacific time, to hear a recording of this conference call. The phone number for Postview is (800) 475-6701 or (320) 365-3844 and you must enter the conference reservation number "539687" on your touch tone telephone. Thanks for taking the time to join us this morning.
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Additional Information: Sun plans to file a Registration Statement on SEC Form
S-4 in connection with the merger and Cobalt expects to mail a Proxy Statement/Prospectus to its stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Sun, Cobalt, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, Sun and Cobalt file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Sun and Cobalt at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Sun's and Cobalt' filings with the Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov. Cobalt, its directors, executive officers and certain members of management and employees may be soliciting proxies

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from Cobalt stockholders in favor of the adoption of the merger agreement. A description of any interests that Cobalt's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.